

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 10, 2009

<u>VIA U.S. MAIL</u>

Mr. David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, California 90503

> **Re: Motorcar Parts of America, Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **Filed June 16, 2008**
> **File No. 001-33861**

Dear Mr. Lee:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant